UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Immunovant, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45258J102

(CUSIP Number)

Roderick Wong, M.D.
RTW Investments, LP

412 West 15th Street, Floor 9
New York, NY 10011
Telephone: (646) 343-9298

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 45258J102	13D

1	NAME OF REPORTING PERSON Roderick Wong, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,426,106(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,426,106 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,426,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* IN

 (1) Consists of shares owned by RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund, Ltd. (the “RTW Entities”). Roderick Wong M.D. has voting and dispositive power over the shares owned by the RTW Entities.

Item 1.	Security and Issuer.

This schedule relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Immunovant, Inc., a Delaware corporation (the “Combined Company” or the “Issuer”). The address of the Company's principal executive office is 320 West 37th Street, New York, NY 10018.

Item 2.	Identity and Background.

(a)	Roderick Wong, M.D.

(b)	The business address for Mr. Wong is 412 West 15th Street, Floor 9, New York, NY 10011.

(c)	Mr. Wong is the Managing Partner of RTW Investments, LP.

(d)	During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Wong is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

The reporting person acquired, and now beneficially owns, 2,790,223 shares of Common Stock on behalf of RTW Master Fund, Ltd. and 733,385 shares on behalf of RTW Innovation Master Fund, Ltd. by exchanging the securities held by them in the Combined Company pursuant to the Business Combination (as defined in Item 4 below).

Prior to the Business Combination, and as of December 13, 2019, the reporting person beneficially owned 902,498 shares of the Combined Company pursuant to the reporting person’s beneficial ownership of the 445,729 shares owned by RTW Master Fund, Ltd., 152,574 shares owned by RTW Venture Fund Limited and 304,195 shares owned by RTW Innovation Master Fund, Ltd. The RTW Entities purchased the aforementioned shares in the open market using working capital from each applicable RTW Entity.

Item 4.	Purpose of Transaction.

3,523,608 of the shares reported in this Schedule 13D were acquired as described above in Item 3 for investment purposes pursuant to the Business Combination. The reporting persons may acquire or dispose of additional securities of the Company from time to time in the market or in private transactions.

On December 18, 2019, the Combined Company completed the transactions contemplated by that certain the share exchange agreement dated as of September 29, 2019 (the “Share Exchange Agreement”) by and among Immunovant Sciences Ltd., a Bermuda exempted limited company (“Immunovant”), the stockholders of Immunovant (the “Stockholders”), The Combined Company (formerly known as Health Sciences Acquisitions Corporation) and Roivant Sciences, Ltd., a Bermuda exempted limited company (the “Business Combination”). Pursuant to the Share Exchange Agreement, HSAC purchased 100% of Immunovant’s outstanding common shares from the Stockholders and HSAC issued 42,080,376 shares of its common stock, par value $0.0001 per share, to the Stockholders and granted the Stockholders the right to receive up to an additional 20,000,000 shares of the Combined Company in accordance with earnout provisions in the Share Exchange Agreement (the “Earnout Payments”), and, as a result, Immunovant became a wholly owned subsidiary of HSAC. HSAC changed its name to “Immunovant, Inc.” which is now the Combined Company.

As Stockholders, RTW Master Fund, Ltd. and RTW Innovation Master Fund, Ltd. received 2,790,223 and 733,385, respectively. As previously disclosed, Roderick Wong, M.D. has voting and dispositive power over the shares owned by the RTW Entities.

The Stockholders, HSAC and Health Sciences Holdings, LLC entered into an amended and restated registration rights agreement (the “Registration Right Agreement”), whereby Stockholders in the Company and Health Sciences Holdings, LLC were granted registration rights that obligate the Company to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the shares of the Combined Company issued pursuant to the Share Exchange Agreement, including any Earnout Payments.

Each Stockholder entered into a Lock-up Agreement with HSAC, which is now the Combined Company, with respect to their shares of the Combined Company (or any securities convertible into, or exchangeable for, or representing the rights to receive Combined Company shares) to be received by it in the Business Combination or during a six-month lock-up period as further described in the Share Exchange Agreement.

With respect to the purchases by the RTW Entities in the open market, the RTW Entities purchased the following shares of Common Stock for investment purposes:

Date	Transactions (Purchases of Common Stock)

11/07/2019	17,500 shares of Common Stock

11/11/2019	13,000 shares of Common Stock

11/12/2019	100,000 shares of Common Stock

11/13/2019	13,000 shares of Common Stock

11/14/2019	13,000 shares of Common Stock

11/15/2019	13,000 shares of Common Stock

11/18/2019	29,805 shares of Common Stock

11/19/2019	29,805 shares of Common Stock

11/20/2019	29,805 shares of Common Stock

11/21/2019	15,194 shares of Common Stock

11/22/2019	2,000 shares of Common Stock

11/25/2019	4,000 shares of Common Stock

11/26/2019	4,000 shares of Common Stock

11/27/2019	4,000 shares of Common Stock

11/29/2019	26,918 shares of Common Stock

12/02/2019	20,000 shares of Common Stock

12/03/2019	20,000 shares of Common Stock

12/04/2019	20,000 shares of Common Stock

12/05/2019	20,000 shares of Common Stock

12/06/2019	400,000 shares of Common Stock

12/9/2019	50,000 shares of Common Stock

12/10/2019	25,971 shares of Common Stock

12/11/2019	31,500 shares of Common Stock

Other than Dr. Wong’s beneficial ownership of the shares of Common Stock described in this Schedule 13D and the transactions described above, Dr. Wong does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Combined Company or the disposition of the securities of the Combined Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Combined Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Combined Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Combined Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Combined Company; (f) any other material change in the Combined Company’s business or corporate structure; (g) changes in the Combined Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Combined Company by any other person; (h) causing a class of securities of the Combined Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Combined Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

The percentage of shares owned by the reporting person named herein is based on 56,452,611 shares of Common Stock outstanding as of December 20, 2019 as disclosed in the Combined Company’s Form 8-K filed on December 20, 2019.

(a) Dr. Wong beneficially owns 4,426,106 shares of Common Stock, or 7.8% of the outstanding Common Stock, which includes 3,235,952 shares owned by RTW Master Fund, Ltd., over which Mr. Wong has voting and dispositive power, 1,037,580 shares owned by RTW Innovation Master Fund, Ltd., over which Mr. Wong has voting and dispositive power and 152,574 shares owned by RTW Venture Fund Limited, over which Mr. Wong has voting and dispositive power.

(b) Dr. Wong has the sole power to vote and dispose of all of the securities beneficially owned by him.

(c) Except as indicated herein, the reporting person has not effected any transactions in securities of the Combined Company in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4, above, the reporting person has no contracts or arrangements with respect to securities of the Combined Company.

Item 7.	Materials to be Filed as Exhibits.

1. Share Exchange Agreement (incorporated by reference to HSAC’s Proxy Statement dated November 27, 2019).

2. Form of Amended and Restated Registration Rights Agreement (incorporated by reference to HSAC’s Proxy Statement dated November 27, 2019).

3. Form of Lock-Up Agreement (incorporated by reference to HSAC’s Proxy Statement dated November 27, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019

/s/ Roderick Wong
Roderick Wong, M.D.